Exhibit 99.1

DATED DECEMBER 26, 2016

Golden Benefit Technology Limited Changxing Bao Li Rui Xin Technology Co., Ltd. AND Beijing Super TV Co., Ltd.
SUPPLEMENTAL AGREEMENT TO EQUITY TRANSFER AGREEMENT IN BEIJING SUPER TV CO., LTD.

THIS SUPPLEMENTAL AGREEMENT TO EQUITY TRANSFER AGREEMENT (the “Supplemental Agreement”) is made on December 26, 2016

BETWEEN:

(1)	Golden Benefit Technology Limited, a company duly organised and validly existing under the laws of Hong Kong, with registered address at Room 1501 (112), 15/F, SPA Centre, 53-55 Lockhart Road, Wanchai, Hong Kong (the “Transferor”);

(2)	Changxing Bao Li Rui Xin Technology Co., Ltd., a company duly organised and validly existing under the laws of PRC, with registered address at Room 1460, 14/F, Tower A, Changxing Word Trade Mansion, 1278 Mingzhu Road, Changxing Economic Development Zone, Huzhou, Zhejiang (the “Transferee”); and

(3)	Beijing Super TV Co., Ltd., a company duly organised and validly existing under the laws of PRC, with registered address at Room 406, Jingmeng High-Tech Building B, 4th Floor, No. 5-2 Shangdi East Road, Haidian District, Beijing (the “Company”).

PRELIMINARY STATEMENT

The Parties entered into the Equity Transfer Agreement (the “Equity Transfer Agreement”) on November 7, 2016, pursuant to which the Transferor intends to transfer to the Transferee, and the Transferee intends to purchase from the Transferor, all 90.09% equities held by the Transferor in the Company, together with all rights and obligations accrued on or in connection with such equities. The Parties hereby reach the supplemental agreement to the Equity Transfer Agreement through friendly consultations as follows:

Unless otherwise specified, capitalized terms used herein shall have the meaning given in the Equity Transfer Agreement.

1.	Article 3 of the Equity Transfer Agreement is amended and replaced in its entirety to read as follows:

3 PURCHASE PRICE AND PAYMENT

3.1 In consideration of the Transfer, the Transferee shall pay to the Transferor Renminbi Six Hundred and Ten Million (RMB610,000,000) in cash (“Purchase Price”) in accordance with this Agreement.

3.2 Subject to Article 10.2, within five (5) Business Days after the issuance of a closing notice by the Transferor pursuant to Article 5.2, the Transferee shall pay the Purchase Price deducting the Deposit and the Tax withheld by the Transferee pursuant to Article 10.2 (“Relevant Payment”) to a domestic bank account designated by the Transferor (“Designated Domestic Account”).

If the Transferee fails to pay the Relevant Payment within the period specified in this Article 3.2, the Transferor shall be entitled to (i) terminate this Agreement with immediate effect and retain the Deposit as contractual penalty; or (ii) require the Transferee to continue to perform its obligations under this Agreement, and charge a late fee of 0.1% of any overdue payment of the Purchase Price per day.

3.3 After receipt of the Relevant Payment by the Designated Domestic Account, the Company shall file and register the Transfer with MOFCOM and SAIC, obtain a new business license of the Company and complete other requisite procedures that shall be conducted by the Company for the Transferee to purchase foreign currency and remitting the Purchase Price abroad by the Transferee as required by applicable laws as soon as practical. For the avoidance of doubt, the Transferee is obligated to complete the procedures of purchasing foreign currency and wiring out the Purchase Price abroad. The Transferee shall actively communicate with the paying bank and ensure that the Company will be informed of all required pre-payment procedures at one time. Both the Transferee and the Transferor shall offer any cooperation and assistance reasonably required to fulfil and complete such registration or filing.

3.4 The Transferor has the right to determine in its sole discretion whether to convert all or part of the Relevant Payment maintained in the Designated Domestic Account from RMB to US dollars and remit the US dollars abroad. Unless the Transferor decides to use all Deposit and the Relevant Payment in the Designated Domestic Account within China, the Transferee and the Company shall timely notify the Transferor after completing all procedures for transferring the Purchase Price abroad, and then the Transferor shall transfer the corresponding amount and instruct the transfer of the Deposit to a co-managed account (“Co-managed Account”) jointly opened by the Transferor and the Transferee. No disbursement shall be made from such Co-managed Account unless used for purchasing the foreign currency and paying to the Transferor as part of the Purchase Price. The Transferee shall exchange the foreign currency and wire out the funds to the offshore account designated by the Transferor as soon as possible and within three (3) Business Days following the receipt of the relevant funds in the Co-managed Account, but in any event no later than September 30, 2017. The interests accrued during the period between the Relevant Payment being remitted into the Designated Domestic Account and being converted, shall be owned by the Transferor.

3.5 If the Transferee fails to comply with Article 3.4 due to any reason attributable to the Transferee, the Transferee shall be charged a late fee of 0.1% of any overdue payment of the Purchase Price per day. In addition, in the event that the Transferee has not completed the purchase of foreign currency and payment as of September 30, 2017, Transferee shall pay in US dollars the amount equivalent to the relevant Purchase Price that has not been exchanged and remitted overseas to the offshore account of the Transferor by other means, at the median rate of exchange published by the People’s Bank of China on September 30, 2017. After the offshore account of the Transferor receives the Purchase Price (excluding the taxes payable) in full, the Transferor shall return the onshore RMB funds in the amount equivalent to the above overseas payment (excluding the late fees to be paid by the Transferee (if any) and any accrued interest) to the Transferee, and if all or part of the Purchase Price is maintained in the Co-managed Account then, both the Transferor and the Transferee agree that the interests (if any) and late fees (if any) shall be transferred from the Co-managed Account to the onshore account designated by the Transferor.

If the Transferee fails to comply with Article 3.4 due to any reason not attributable to the Transferor or the Transferee, the Transferee shall be charged a late fee of 8% of any overdue payment of the Purchase Price per year. In addition, in the event that the Transferee has not completed the purchase of foreign currency and payment as of September 30, 2017, Transferee shall pay in US dollars the amount equivalent to the relevant Purchase Price that has not been exchanged and remitted overseas to the offshore account of the Transferor by other means, at the median rate of exchange published by the People’s Bank of China on September 30, 2017. After the offshore account of the Transferor receives the Purchase Price (excluding the taxes payable) in full, the Transferor shall return the onshore RMB funds in the amount equivalent to the above overseas payment (excluding the late fees to be paid by the Transferee (if any) and any accrued interest) to the Transferee, and if all or part of the Purchase Price is maintained in the Co-managed Account then, both the Transferor and the Transferee agree that the interests (if any) and late fees (if any) shall be transferred from the Co-managed Account to the onshore account designated by the Transferor.

2.	Article 5.1 of the Equity Transfer Agreement is amended and replaced in its entirety to read as follows:

5.1 Closing shall take place in Beijing, PRC on the next Business Day following (i) the satisfaction or waiver of the conditions set out in Article 4 (as evidenced by a closing notice issued by the Transferor pursuant to Article 5.2 below) and (ii) the receipt of the full payment of the Purchase Price confirmed by the Transferor (“Closing Date”, the full payment of the Purchase Price shall be evidenced by receipt of the Relevant Payment in the Designated Domestic Account in case that the Transferor decides to use all the Deposit and the Relevant Payment in the Designated Domestic Account within China, otherwise shall be evidenced by receipt of the receivable amounts in full in the offshore account designated by the Transferor), or at such other place or on such other date as may be agreed in writing between the Parties.

3.	Article 5.3 of the Equity Transfer Agreement is amended and replaced in its entirety to read as follows:

5.3 The Company shall, in accordance with the provisions herein, (i) report for filing to, and register the Transfer and this Agreement with, MOFCOM and SAIC, and obtain a new business license of the Company; and (ii) take all necessary steps to register or file the Transfer with various government authorities as may be required by the laws of the PRC. Both the Transferor and the Transferee shall offer any assistance and cooperation reasonably required to fulfil and complete those registrations or filings.

4.	Article 6.3 of the Equity Transfer Agreement is added to read as follows:

6.3 The Transferor’s representations and warranties set forth in Schedule 1 shall be subject to the factual impacts caused by the relevant matters carries out by the Parties for the performance of this Agreement and any supplemental agreement thereto.

5.	Article 8.1 of the Equity Transfer Agreement is amended and replaced in its entirety to read as follows:

8.1 Unless otherwise provided in this Agreement, each Party (each, an “Indemnitor”) agrees to indemnify any other Party and each of its Affiliates, successors and assigns (“Indemnitee”) from and against any and all damages, losses and expenses (including, without limitation, legal fees and expenses and the costs of investigating any claims, but excluding any consequential or indirect damages, lost profits, frustrated expenses, internal administration and overhead costs) (“Losses”) that the Indemnitee may incur or sustain from the Indemnitor’s breach of any of its representations, warranties or covenants in this Agreement (including Schedules and Appendices). For the avoidance of doubt, the Transferor is only obligated to indemnify the Indemnitee from and against the Losses arising from the Transferor’s breach of the representations, warranties and covenants given under Section 1 in Schedule 1, Article 9 and Article 10.1.

6.	Article 8.9 of the Equity Transfer Agreement is added to read as follows:

If the Transferor terminates this Agreement pursuant to relevant provisions herein or the applicable laws, the Company and the Transferee shall, within one month following such termination, go through the relevant amendment registration procedures with the MOFCOM and SAIC to restore the ownership of the Transferred Interest to the original status prior to the Transfer, in which case the Transferee shall bear all related costs, expenses and taxes. Termination of this Agreement shall not preclude the obligations of the Transferee for the beach of this Agreement, including without limitation payment of the late fees to the Transferor.

7.	Except the amendments as mentioned above, the Parties agree that other provisions of the Equity Transfer Agreement shall remain unchanged.

8.	This Supplemental Agreement will constitute an integral part of the Equity Transfer Agreement with equal legal validity. In case there is any conflict between this Supplemental Agreement and the Equity Transfer Agreement, this Supplemental Agreement shall prevail.

9.	This Supplemental Agreement shall become effective as of the date this Agreement is signed or chopped by each Party and shall be legally binding upon the Parties.

10.	If the Equity Transfer Agreement is terminated or rescinded for any reason, this Supplemental Agreement shall be terminated and rescinded at the same time.

11.	In the event that one or several of the provisions of this Supplemental Agreement are held to be invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality or enforceability of the remaining provisions of this Supplemental Agreement shall not be affected or compromised in any aspect. The Parties shall negotiate in good faith to replace such invalid, illegal or unenforceable provisions with effective provisions that accomplish to the greatest extent permitted by law and the intentions of the Parties, and the economic effect of such effective provisions shall be as close as possible to the economic effect of those invalid, illegal or unenforceable provisions.

12.	This Supplemental Agreement shall be executed in ten originals. Each of the Parties shall hold two originals respectively, and the other four originals shall be used for government registrations and filings. Each counterpart shall have the same legal effect.

IN WITNESS WHEREOF, this Supplemental Agreement is duly executed by the Parties on the date first above written.

Golden Benefit Technology Limited

By:	/s/ Zhu Jianhua
Name:	Zhu Jianhua
Title:	Director

Changxing Bao Li Rui Xin Technology Co., Ltd. (Seal)

By:	/s/ Wang Jinbo
Name:	Wang Jinbo
Title:	Authorized Signatory

Beijing Super TV Co., Ltd. (Seal)

By:	/s/ Zhu Jianhua
Name:	Zhu Jianhua
Title:	Legal Representative